Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 5, 2011

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Momentive Performance Materials Holdings LLC

Amendment No. 2 to Registration Statement on Form S-1

Filed July 8, 2011

File No. 333-173671

Dear Ms. Long:

On behalf of Momentive Performance Materials Holdings LLC, a Delaware limited liability company (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 26, 2011 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 3. Page references in the text of this letter correspond to pages and captions in Amendment No. 3.

Risk Factors, page 18

1.	We note your response to comment nine from our letter dated June 20, 2011. Please tell us the consideration you have given to providing a risk factor disclosing the dilutive impact to earnings that will occur upon the issuance to Apollo of the preferred stock and warrants to purchase common stock of your company.

Pamela Long, August 5, 2011—Page 2

Response:

The Company acknowledges the Staff’s comment and has revised the risk factor on page 39 in response to the Staff’s comment.

Material U.S. Federal Tax Consequences, page 183

2.	Please delete the statement in the bold-print disclaimer paragraph in which you state that the discussion is for general information only. Investors are entitled to rely on the disclosure you provide in the prospectus.

Response:

The Company acknowledges the Staff’s comment and has revised the disclaimer on page 183 in response to the Staff’s comment.

Unaudited Pro Forma Financial Data, page 50

3.	We note your response to comment eight from our letter dated June 20, 2011. Notwithstanding the fact that you have removed tax rate disclosures from your pro forma footnotes, it still remains unclear how you determined your weighted average tax rate for the year ended December 31, 2010 and the three months ended March 31, 2010. Please reconcile your weighted average tax rate to your actual effective tax rate. Please disclose in the footnote to adjustment 3(e) how you computed the amount of the adjustment to your income taxes, including your assumed effective tax rate.

Response:

The Company acknowledges the Staff’s comment and has revised footnote 2(e) on page 56 in response to the Staff’s comment.

4.	We note your response to comment nine from our letter dated June 20, 2011. You indicate that the preferred instrument and related warrants, when issued, will be classified as equity instruments on your balance sheet. Please tell us what consideration you gave to ASC 815-10-65-3 and Example 17 found in ASC 815-40-55-42 in accounting for these warrants, with customary anti-dilution protection. Please specifically tell us your considerations of the anti-dilution provisions and the accounting for them.

Response:

The Company has analyzed the warrants included in the commitment to purchase preferred units of Momentive Holdco and has determined that the warrants are considered indexed to and settled in the Company’s equity, which would result in the warrants being viewed as an equity classified instrument under ASC 815-40. The Company has also considered the anti-dilution provisions contained in the warrant agreement and believes that, consistent with the example found in ASC 815-40-55-42, the only variables that

Pamela Long, August 5, 2011—Page 3

could affect the settlement amount of common units underlying the warrants would be inputs to the fair value of a fixed-for-fixed option on equity shares. Therefore, the warrants would not be precluded from being viewed as an equity classified instrument under ASC 815-40.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Historical Results of Operations, page 73

5.	We note your response to comment 10 from our letter dated June 20, 2011. Segment EBITDA in 2010 increased by $240 million to $489 million compared to 2009. You disclosed that the sales increase as discussed contributed approximately $184 million and was the primary driver of the increase. However, you have not provided any business reasons for the remaining increase in segment EBITDA. Please provide a more robust explanation for the changes in your segment EBITDA and gross profit for each period presented.

Response:

The Company has revised the disclosure on pages 76 and 84 to provide a more robust explanation for the changes in its segment EBITDA.

Critical Accounting Estimates, page 94

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets, page 96

6.	We note your response to comment 12 from our letter dated June 20, 2011. Please provide the following:

•

You indicate that your forest products reporting unit is the only instance where one reporting unit is the result of aggregation of multiple components. Please provide a more robust discussion of your aggregation analysis including but not limited to a detailed discussion of the criteria in ASC 280-10-50-11. Your current analysis merely lists the criteria without any detailed analysis of each criteria mentioned; and

•

Please provide us with a more robust discussion of how the components share similar economic characteristics. Provide us with your key metrics (including gross margins and sales trends) used in your quantitative analysis for each of the last three fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given component when compared to another component for a given period or over several periods. Explain why each

Pamela Long, August 5, 2011—Page 4

of these differences would not be considered an indication of differences in economic characteristics between these components and your basis for concluding that each difference was only temporary. Refer to ASC 280-10-50-11 through 12.

Response:

The Company acknowledges the Staff’s comment and supplementally provides a more detailed discussion of its aggregation analysis for its Forest Products reporting unit. As discussed in ASC 350-20-55-6, evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative. In response to the Staff’s comment, the Company is providing both a qualitative and quantitative analysis.

Discussion of Forest Products Reporting Unit and its Components

The components of the Forest Products reporting unit represent the various geographies that are operated as one global Forest Products business. Global leaders of the Forest Products reporting unit oversee operations, procurement, research and development, engineering, marketing, finance, six sigma, environmental health and safety, and human resources. As the world’s largest producer of formaldehyde, each component is engaged in the production of formaldehyde and consumes the majority of formaldehyde in the down-stream production of formaldehyde-based forest products resins. As such, the value of the reporting unit is largely driven by the backward integration of its formaldehyde operations into the production of forest products resins, allowing the Forest Products reporting unit to operate as a low-cost producer of forest products resins across all of the Company’s geographies. Forest products resins are the key bonding ingredient used in the production of engineered wood products, including plywood, particleboard, oriented strand board and medium density fiberboard as well as structural beams. These engineered wood products serve the construction, housing, remodeling and furniture industries. Key product lines are manufactured in all the Forest Products reporting unit geographies and include formaldehyde, amino resins, phenolic resins and wood adhesives.

Each geography consumes the same key raw materials—methanol, urea, phenol and melamine. The Forest Products reporting unit leverages the Company’s global scale to meet its raw material needs by using a global procurement team to purchase key raw materials across all geographies. For methanol, a globally traded raw material, this results in savings as a result of the Forest Products reporting unit’s global methanol needs. In addition, all of the components are subject to similar environmental regulatory, operating and product requirements and are supported by a global environmental, health and safety team.

Customers across all of the geographies are similar and primarily consist of producers of engineered wood. In 2010, over 20% of the Forest Products reporting unit’s sales were to customers that operate in multiple geographies. Prices for these customers are coordinated across the various geographies. Contracts across all of the Forest Products reporting unit’s components and

Pamela Long, August 5, 2011—Page 5

customers are very similar. Because such a significant amount of the cost of formaldehyde and forest products resins result from the cost of raw materials (and the key raw materials used in production have volatile pricing), all geographies incorporate the contractual pass-through of raw materials within customer contracts.

Although the Forest Products business is a global business, forest products resins are characterized by short shelf lives and high water content. Therefore, to be competitive in this business, resin suppliers must build numerous smaller plants across the various geographies they serve. Each component’s manufacturing facilities are strategically located within a 200-300 mile radius of the customers’ facilities to reduce logistics costs and ensure a reliable supply chain to customers. Because of the critical nature of delivering products quickly, efficiently and cost effectively, similar distribution methods are employed in all geographies. Forest Products are shipped via rail, truck and packaging units. The logistics support is delivered locally in each geography but is supported by a global shared expertise in logistics and distribution. For example, global IT systems such as SAP, Aspen production planning and Zemeter demand planning systems are utilized in all the geographies.

The underlying technologies, including production processes, know-how and formulas used in the Forest Products reporting unit’s production processes are shared and nearly identical across each component. For example, plants across the network use nearly identical technology such as silver or metal oxide formaldehyde plants and commonly designed resin reactors. The Forest Products reporting unit relies on a global network of shared research and development and technical service capability that is leveraged across each reporting unit to facilitate new product development and service customers’ resin solutions. The Forest Products reporting unit has R&D facilities across the world that have exhibited a history of sharing technological advances and broadening these new technologies across multiple geographies. Two global Vice Presidents, one over R&D and one over technology, oversee activities globally and report to the segment manager. Each geography has a dedicated sales force and technical service group to locally deliver the global shared technical knowledge and know-how. However, the global VP of Marketing ensures that common marketing strategies are applied across all the geographies. The ability to quickly solve customer problems and improve products on a global scale, but deliver the solutions locally, is a huge differentiator from the Company’s competition.

In summary, the Forest Products reporting unit is able to deliver locally (with high customer interaction) the Company’s global portfolio of products. In addition, the business is able to leverage its global scale in purchasing, logistics, operations, health and safety and R&D to maintain its position as a high quality, low-cost producer.

As discussed above, the qualitative factors strongly support the aggregation of the Forest Products reporting unit components. The Company has also reviewed the quantitative factors in forming its conclusion, which the Company has supplementally provided the Staff. In accordance with Rule 418 of the Securities Act, the Company requests that the supplemental information provided be returned promptly following the completion of the Staff’s review thereof.

Summary

In summary, based on the discussions above and in the supplementally provided response on the components of the Forest Products business, the following summarizes the factors

Pamela Long, August 5, 2011—Page 6

considered and the corresponding facts cited above in support of each criteria in ASC 280-10-50-11 and ASC 350-20-55-7 components have similar economic characteristics.

a) Long-term financial performance indicators such as expected long-term gross margins and sales trends:

•

Yes. Sales and gross margin are deemed to have consistent trends across each geography over the long-run and indicative of the current life cycle of the corresponding economy and other trends such as expansions/recession and local competitive factors.

b) Nature of the products or services:

•

Yes. Each component is engaged in the production of formaldehyde and consumes the majority of formaldehyde in the downstream production of formaldehyde-based forest products resins. Key product lines are manufactured across all geographies and include formaldehyde, amino resins, phenolic resins, and wood adhesives.

•

Yes. The Forest Products business is run globally but given the nature of the products (short shelf lives and high water content) each component’s manufacturing facilities are strategically located within a 200-300 mile radius of the customers’ facilities.

c) Nature of the production processes:

•

Yes. Each component is engaged in the production of formaldehyde and consumes the majority of formaldehyde in the downstream production of formaldehyde-based forest products resins. All geographies have backward integrated their formaldehyde production and operations into the production of forest products resins.

•	Yes. The underlying technologies, including production processes, know-how and formulas used in these production-processes are globally shared and therefore, similar across each component.

•

Yes. Each geography consumes the same key raw materials—methanol, urea, phenol and melamine. The Forest Products reporting unit leverages the Company’s global scale to meet its raw material needs by using a global procurement team to purchase key raw materials across all geographies.

d) Type or class of customer for their products or services:

•	Yes. The types of customers and nature of contracts are nearly identical across all geographies and consist primarily of manufacturers of manufactured wood. All

Pamela Long, August 5, 2011—Page 7

geographies incorporate the contractual pass-through of raw materials within their customer contracts given the volatility of raw material pricing.

e) Distribution methods:

•

Yes. Because of the critical nature of delivering products quickly, efficiently and cost effectively across all geographies, similar distribution methods are employed supported by global logistics expertise.

•

Yes. Each component has the same products with nearly identical formulations, but requires a local dedicated sales force and technical service associates to service customer solutions and differentiate products from competitors.

f) Regulatory environment:

•

Yes. Given the fact that all geographies involve the handling and production of hazardous materials, all geographies are subject to similar environmental regulatory, operating and product requirements and are supported by a global environmental, health and safety team.

g) Manner in which an entity operates its business:

•

Yes. Each component is engaged in the production of formaldehyde and consumes the majority of formaldehyde in the down-stream production of formaldehyde-based forest products resins. Technology is common across all geographies.

•	Yes. Each component is supported by a global procurement team that purchases key raw materials across all of the Company’s geographies.

•	Yes. All geographies incorporate the contractual pass-through of raw materials within their customer contracts given the volatility of raw material pricing.

•

Yes. The Forest Products business is run globally, but given the nature of the products (short shelf lives and high water content) each component’s manufacturing facilities are strategically located within a 200-300 mile radius of the customers’ facilities.

•	Yes. Because of the critical nature of delivering products quickly, efficiently and cost effectively across all geographies, similar distribution methods are employed.

h) Extent to which component businesses shares assets:

•	Yes. The underlying technologies, including production processes, know-how and formulas, used in these production-processes are shared and therefore, similar across each component.

Pamela Long, August 5, 2011—Page 8

•

Yes. The Forest Products reporting unit relies on a global network of shared research and development and technical service capability that is leveraged across each reporting unit to facilitate new product development and service customers’ resin solutions.

•	Yes. Each component is supported by a global procurement team that purchases key raw materials across all of the Company’s geographies.

i) Whether components support and benefit from common research and development:

•

Yes. The Forest Products reporting unit relies on a global network of shared research and development and technical service capability that is leveraged across each reporting unit to facilitate new product development and service customers’ resin solutions.

j) Whether goodwill is recoverable from separate operations of each component or from two or more businesses working in concert:

•

Yes. The Forest Products business is run globally. Global leaders exist across many functional areas including operations, engineering, research and development, marketing, environmental health and safety, procurement, six sigma, finance and human resources. As a result, component value is significantly diminished in each individual geography if separated from the global network. For example, separating a component from the network would result in lower future cash flows due to the loss of factors such as sharing of technological advances, intellectual property, raw material purchasing power, IT and environmental health and safety systems and research and development facilities.

Conclusion

Based on the above analysis of the components of the Forest Products reporting unit, management has concluded that a sufficient level of the criteria have been met and as such, the components of the Forest Products reporting unit have similar economic characteristics and it is appropriate to aggregate the components into one reporting unit.

Pamela Long, August 5, 2011—Page 9

Consolidated Financial Statements of Momentive Performance Materials Holdings LLC Statements – March 31, 2011

10. Segment Information, page F-15

7.	We note your response to comment 15 from our letter dated June 20, 2011. You indicate that the responsibility of the coatings reporting unit was transferred to the Epoxy, Phenolic and Coating Resins segment manager. Please tell us whether you continue to review discrete financial information for the coatings reporting unit. Please also tell us whether your segment manager and CODM review discrete information for the Epoxy, Phenolic and Coatings Resins segment at the reporting unit level. Please tell us whether your CODM reports contain financial information about your operating segment at the reporting unit level. Please provide us with a summary of the CODM reports that are reviewed by your CODM.

Response:

As indicated in the Company’s response to the Staff’s letter dated June 20, 2011, the responsibilities for the coatings reporting unit was transferred to the Epoxy, Phenolic and Coating Resins segment manager.

Organizational Charts

The organizational charts presented below illustrate the reporting relationships for the segment managers that report to the CODM during 2010 and 2011:

Pamela Long, August 5, 2011—Page 10

As indicated in the reporting structure for 2011, the segment previously referred to as “Coatings” has been reorganized into a business unit now referred to as MDP. (Please note the Company’s two divestitures were of businesses from the “Coatings” segment.) The Company advises the Staff that discrete financial information is available for the MDP reporting unit that is reviewed by J. Bevilaqua, the segment manager. The reports used by the Company’s CODM are summarized below:

CODM Monthly Reporting Pack

The Reporting Package is prepared on a monthly basis and contains financial information on a total consolidated basis as well as revenue and profitability data for the Company’s three operating segments, Silicones and Quartz Division (“SQD”), Epoxy, Phenolics & Coatings Division (“EPCD”) and Forest Products Division (“FPD”). These operating segments represent the Company’s reportable segments. The reporting package also includes a variety of performance measures such as sales, volume, EBITDA and SG&A cost changes in dollars and as a percentage of sales from period to period, among others. Areas of growth and market share data are also provided. The performance measures are presented at the total Company and segment level on a monthly basis. Also included at the segment level are (a) working capital analysis, (b) divisional cash flows and (c) summary MD&A discussion of segment results (sales, volume and EBITDA).

Pamela Long, August 5, 2011—Page 11

The reporting package in its current form was developed starting January 1, 2011 to conform to the re-organization and support the CODM reporting and analysis requirements. As requested, the Company has supplementally provided a summary of the May 2011 CODM monthly reporting pack with relevant excerpts. In accordance with Rule 418 of the Securities Act, the Company requests that the supplemental information provided be returned promptly following the completion of the Staff’s review thereof.

The Company advises the Staff that within the excerpts of the May 2011 CODM reporting pack, on page 133 in the supplemental section there is financial information for the Company’s reporting units.

Annual Budget

The Company’s budget process is a “bottoms up” approach whereby each segment prepares a detailed analysis of expected future results. The CODM reviews the annual budget with the segment manager at the reporting segment level. On an annual basis, as part of the budget process, the Company prepares a cash flow projection. This cash flow projection is prepared at an operating segment level and is one of the targets used for annual incentive compensation. The primary resource allocation at the Company is the budget for capital expenditures. The CODM allocates the capital expenditures budget at the operating segment level. These actions demonstrate that the CODM (i) measures performance by setting targets used for annual incentive compensation at the operating segment level and (ii) allocates resources as evidenced by the capital expenditures budget also at the operating segment level.

The Company acknowledges the CODM package provides supplemental financial information for components, and presented in different “cuts” of the business, which reflects the matrix organization that the Company maintains (site or geography oriented and product oriented). However, please note that the CODM monitors the Company’s business primarily in a way that is aligned to how the Company approaches the market, i.e., by the different classes of products offered and the markets where these classes of products compete in. The organizational structure also reflects that same approach, with identifiable segment managers for each of the operating segments, who respond directly to the CODM and are accountable for their segment operating activities and results.

The guidance provided by ASC 280-10-50-8 indicates that “if the characteristics apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments”. This section also describes the term segment manager as the one function “who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segments” (emphasis added). The approach used in ASC 280 to determine operating segments focuses on how the entity as a whole is managed, not how operating segments are managed. Therefore, a component of an operating segment would not be considered an operating

Pamela Long, August 5, 2011—Page 12

segment for ASC 280 purposes, unless the CODM regularly reviewed its operating performance, and had managers within each component reporting to the CODM.

The evaluation of the Company’s organization, from a product and organizational perspective, identifies SQD, EPCD, and FPD as its operating segments. Irrespective of this, the segment managers as defined above and the organizational structure of the Company are aligned by these operating segments, which the Company believes reflects how it approaches the market.

However, as determined through the CODM process and review of the documents discussed above, the low level of detail presented in the supplemental section of the CODM package is presented to allow for management to have a proper build up of the data, as well as good drill down capabilities to analyze specific product families (or product teams), with the objective to support the understanding of the segments as a whole.

Additionally, as it relates to direct accountability to the CODM and the maintenance of regular contact with the CODM, these occur on a higher level. As indicated in the above organization charts, the CODM maintains regular contact with the segment managers, which is operationally conducted through monthly Senior Leadership Team (SLT) meetings. As depicted in the above 2010 segments and reporting structure chart, J. Harp was a member of the SLT and was a direct report of the CODM. However, with the reorganization Mrs. Harp became a direct report of the segment manager and no longer participates in the SLT meeting and does not maintain direct regular contact with the CODM. Thus, both how management operates and the analysis of the Company’s organizational charts evidences such accountability at the segment’s level.

As determined above, the Company’s assessment of the existence of segment managers supports the current view of its operating segments. Further, although some of the components of these segments also have specific managers assigned to them, these cannot be considered to be “directly accountable to” the CODM and therefore would not meet the criteria to qualify as a segment manager.

8.	Please revise your disclosures to clarify whether your three primary business divisions as disclosed and discussed on page 4 of your registration statement and elsewhere in your filing are operating segments as defined by ASC 280-50-1.

Response:

The Company has revised its disclosure on page 4 and elsewhere in the Registration Statement to clarify that its three primary business divisions are operating segments as defined by ASC 280-50-1.

Pamela Long, August 5, 2011—Page 13

Consolidated Financial Statements of Momentive Performance Materials Holdings LLC Statements – December 31, 2010

3. Momentive Combination, page F-36

9.	We note your response to comment 19 from our letter dated June 20, 2011 and have the following additional comments:

•

You indicate that the fair value of the respective equity interest of MSC Holdings and MPM Holdings had been determined in advance of the Momentive Combination. Please expand your disclosures to disclose the fair value of MPM Holdings and provide a robust discussion of the assumptions and estimates used in determining the fair value of MPM Holdings. In this regard, we note that Momentive Holdco’s valuation was simply the sum of the valuations of MPM Holdings and MSC Holdings. Given that the valuation of MPM Holdings was utilized to determine the exchange of shares of MSC Holdings for 35% interest in Momentive Holdco, we believe you should provide a robust discussion of the valuation of MPM Holdings.

•

Please revise your critical accounting policy to provide a more robust discussion of the assumptions and estimates used in determining acquisition date fair value of MSC Holdings. Your disclosure should be similar to your response to comment 19 from out letter dated June 20, 2011.

•

You disclosure indicates that the fair value estimate for the equity interest of MSC Holdings was determined using a market multiple valuation model. Please disclose how you determined which market multiple to use to determine fair value.

•

You also disclosed that the estimated fair value of MSC Holdings was further supported by valuation models that equally weighted the valuation results of discounted cash flow model, financial market multiple model and the transaction market multiple. Please tell us and disclose how the weighted results of the valuation models were used to support the market multiple valuation.

Response:

In response to bullet point number one, the Company has revised its disclosure on pages 97 and 98 to provide a robust discussion of the valuation of MPM Holdings.

In response to bullet point number two, the Company has revised its critical accounting policy on pages 97 and 98 similar to the response provided to comment 19 in the Staff’s letter dated June 20, 2011.

In response to bullet point number three, the Company has added disclosure on pages 97

Pamela Long, August 5, 2011—Page 14

and 98 to explain how it determined which market multiple to use to determine fair value.

In response to bullet point number four, the Company advises the Staff that the weighted results of the valuation models were confirmatory of the market multiple approach. As previously indicated the weighed results of the valuation models resulted in a wider range of values whereas the market multiple valuation was a point estimate of the estimated fair value. The point estimate of the market multiple valuation approximated the mid-point of the weighted results providing confirmatory support of the market multiple. The Company has revised its disclosure on pages 97 and 98 in response to the Staff’s comments.

Note 15. Stock Option Plans and Stock Based Compensation, page F-72

General

10.	We note your response to comment 21 from our letter dated June 20, 2011. You indicate that through your advisors you determined that a marketability discount ranging from 10 to 20 percent would be customary and expected by a market participant. You also disclosed that when determining the level of marketability, you considered the prospects for liquidity, restrictions on transferability and the pool of potential buyers. Please disclose the considerations you gave to the items mentioned above in determining that a 15 percent marketability discount was appropriate. Please note that if you are deriving your marketability discount from what you believe to be comparable companies, you need to ensure that the discount only gives effect to the lack of liquidity of the comparable companies’ stock and not to other factors specific to the comparable companies. Please confirm that your marketability discount only gives effect to the lack of liquidity of the comparable company stock and not to other company specific factors.

Response:

The Company has added disclosure on page F-73 regarding the considerations given to the items used to determine the marketability discount. The Company hereby confirms the marketability discount only gives effect to the lack of liquidity factor and not to other company specific factors.

***

In addition, we are supplementally submitting to the Staff a draft of Paul, Weiss, Rifkind, Wharton & Garrison LLP’s legality opinion to be filed as an exhibit to a pre-effective amendment to the Registration Statement.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 373-3458 or (212) 492-0458 (facsimile) with any questions or comments regarding this letter.

Pamela Long, August 5, 2011—Page 15

Sincerely,

/s/ Gregory A. Ezring, Esq.

Gregory A. Ezring, Esq.

of PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Enclosures

cc:	Douglas A. Johns, Esq., Momentive Performance Materials Holdings LLC

William B. Kuesel, Esq., O’Melveny & Myers LLP

Michael Kaplan, Esq., Davis Polk & Wardwell LLP